Infosys®
Navigate your next

TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

June 29, 2023

Dear Sir/Madam,

Sub: Proceedings of the 42nd Annual General Meeting ('AGM') and the voting results

In continuation to our intimation dated June 2, 2023, the 42nd AGM of the Company was held on June 28, 2023 and the business mentioned in the Notice dated May 31, 2023 was transacted. In this regard, please find enclosed the following:

1. Proceedings as required under the Regulation 30, Part A of Schedule - III of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Chairman's speech as read out during the AGM as *Annexure – I*. The proceedings including Chairman's speech and CEO presentation are available on the Company's website under the following link: https://www.infosys.com/investors/news-events/annual-general-meeting/2023.html
2. Voting results as required under Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as *Annexure – II*.
3. Report of the Scrutinizer dated June 28, 2023, pursuant to Section 108 of the Companies Act, 2013 and Rule 20 (4) (xii) of the Companies (Management and Administration), Rules 2014 as *Annexure – III*.
4. Integrated Annual Report for the financial year 2022-23 together with Business Responsibility and Sustainability Report as required under Regulation 34 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 is enclosed herewith as *Annexure – IV*.
5. ESG report 2022-23 is available for download from the website of the company under the following link: https://www.infosys.com/sustainability/documents/infosys-esg-report-2022-23.pdf
6. Infosys Foundation report 2022-23 is available for download from the website of the company under the following link: https://www.infosys.com/infosys-foundation/about/reports/documents/infosys-foundation-report-2022-23.pdf

The Company facilitated live webcast of proceedings of the meeting. The archive of webcast of the 42nd Annual General Meeting ('AGM') is made available on the company's website: https://www.infosys.com/investors/news-events/annual-general-meeting/2023.html

This is for your information and records.

Thanking You

Yours Sincerely,
For Infosys Limited
SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2023.06.29 15:00:43 +05'30'

A G S Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys
Navigate your next

Summary of proceedings of the 42nd Annual General Meeting of Infosys Limited:

The 42nd Annual General Meeting ('AGM') of the Members of Infosys Limited ('the Company') was held on Wednesday, June 28, 2023 at 4.00 P.M (IST) through video conferencing and other audio-visual means ('VC'). The meeting was held in compliance with the General Circulars issued by the Ministry of Corporate Affairs ('MCA') and circulars issued by the Securities and Exchange Board of India ('SEBI') and as per the applicable provisions of the Companies Act, 2013 and the Rules made thereunder.

DIRECTORS IN ATTENDANCE
Nandan M. Nilekani, joined over VC from Bengaluru *Non-Executive, Non-Independent Chairman*
Salil Parekh, joined over VC from Bengaluru *Chief Executive Officer and Managing Director*
D. Sundaram, joined over VC from Mumbai *Lead Independent Director and Chairperson of the Nomination and Remuneration committee and Risk Management Committee*
Bobby Parikh, joined over VC from Mumbai *Independent Director and Chairperson of Audit Committee*
Michael Gibbs, joined over VC from USA *Independent Director and Chairperson of Stakeholders Relationship Committee*
Chitra Nayak, joined over VC from Bengaluru *Independent Director and Chairperson of ESG Committee*
Govind Iyer, joined over VC from Mumbai *Independent Director and Chairperson of CSR Committee*
Helene Auriol Potier, joined over VC from France *Independent Director*
Nilanjan Roy, joined over VC from Bengaluru *Chief Financial Officer*
A.G.S. Manikantha, joined over VC from Bengaluru *Company Secretary*

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

OTHER REPRESENTATIVES
Statutory Auditors, joined over VC from Mumbai *M/s. Deloitte Haskins & Sells LLP, Chartered Accountants*
Internal Auditors, joined over VC from Bengaluru *M/s Ernst & Young LLP*
Secretarial Auditors joined over VC from Mumbai *Makarand M. Joshi & Co., Practicing Company Secretaries*
Scrutinizer joined over VC from Bengaluru *Hemanth B. of Hemanth, Holla & Co.*
QUORUM OF THE MEETING
A total of 373 members representing 44,929,453 shares attended the meeting.

The meeting commenced at 4:00 PM (IST) and concluded at 7:22 PM (IST) (including time allowed for e-voting at AGM).

Nandan M. Nilekani chaired the meeting. The Chairman informed that the AGM is being held through video conferencing in accordance with the circulars issued by the Ministry of Corporate Affairs and SEBI. He requested his colleagues to introduce themselves. The requisite quorum being present, the Chairman called the meeting to order. All the directors of the Company attended the meeting. The Chairman welcomed all shareholders, auditors and other invitees who joined over VC and delivered his speech followed by presentation by Salil Parekh, CEO and Managing Director. The Chairman informed that the Company had provided members the facility to cast their vote electronically, on all resolutions set forth in the Notice. It was further informed that there would be no voting by show of hands. A.G.S. Manikantha, Company Secretary, provided the summary of the statutory auditors' report and secretarial audit report for the financial year 2022-23.

The following items of business, as per the Notice of AGM dated May 31, 2023, were placed at the meeting. Shareholders were provided a facility to ask questions or express their views through VC, audio and through web chat options on the resolutions. Clarifications were provided to the queries raised by the members.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys
Navigate your next

Following resolutions as set forth in the 42nd AGM notice were placed;

No.	Resolutions	Type of resolution
Ordinary Business		
1	Adoption of Financial Statements	Ordinary
2	Declaration of dividend	Ordinary
3	Appointment of Salil Parekh as a director, liable to retire by rotation	Ordinary
Special Business		
4	Appointment of Helene Auriol Potier as an Independent Director of the Company	Special
5	Reappointment of Bobby Parikh as an independent director	Special

The Board of Directors had appointed Hemanth, Holla & Co., as the Scrutinizer to supervise the e-voting process. The Chairman authorized the Company Secretary to declare the voting results, intimate the stock exchanges and place the same on the website of the Company.

The details of the voting results (remote e-voting and e-voting at the AGM) on all the resolutions as set out in the Notice of AGM along with the Scrutinizer's Report is enclosed. All the resolutions as set forth in the 42nd AGM notice have been passed with requisite majority. The resolutions are deemed to be passed on June 28, 2023.

This is for your information and records.

Thanking you,

Yours sincerely,
For **Infosys Limited**

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA

Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2023.06.29 15:01:34 +05'30'

A. G. S. Manikantha
Company Secretary

Place: Bengaluru
Date: June 29, 2023

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com


Nandan M. Nilekani

CHAIRMAN'S SPEECH

Dear Shareholders,

Welcome to the 42nd Annual General Meeting of Infosys. As we gather again virtually to discuss the progress made in the year gone past, it is a pleasure to host you. On behalf of the Infosys Board of Directors, I thank you for making the time to join us today and for your continued support over the years. Fiscal 2023 has been a year of strong overall growth – 15.4% in constant currency – delivering US$18.2 billion in revenues. Operating margin for the year remained healthy at 21% and we generated US$2.5 billion in Free Cash Flows. Our digital business continued to expand and makes up 62.2% of our total revenues. We grew in double digits across most industry segments and across major geographic markets – 26% in Europe and 12% in the US. We had 95 large deals valued at US$9.8 billion for the year, of which 40% was net new. This promises a solid foundation to grow and build resilience in the months to come.

For fiscal 2023, the Board has recommended a final dividend of ₹17.50 per share. Together with the interim dividend of ₹16.50 per share already paid, the total dividend per share for FY23 amounts to ₹34, which is a 9.7% increase over FY22. With this, the Company has announced a total dividend of approximately ₹14,200 crore for FY23. The Company has completed the open market share buyback on February 13, at an average price of approximately ₹1,539 per share (compared to the Maximum Buyback Price of ₹1,850 per share). Including the recently concluded buyback and final dividend for FY23, the Company has returned approximately 86% of Free Cash Flow to shareholders over four years starting FY20.

The shareholders at the 41st AGM held on June 25, 2022 reappointed Salil Parekh as CEO and MD effective July 1, 2022 till March 31, 2027. Salil is effectively steering Infosys towards growth and continued relevance through the changing economic macro-environment. He has successfully institutionalized the One Infosys approach to position our Company to work with clients both for their long-ranging digital transformation and for cost efficiency and resilience programs that are of vital importance for them to thrive in the near term. The shareholders also approved the appointment of Govind Iyer, as an independent director effective January 12, 2023, for a term of five years till January 11, 2028. The Board, based on the recommendations of the Nomination and Remuneration Committee, appointed D. Sundaram as Lead Independent Director of the Company, effective March 23, 2023, and recommends the appointment of Helene Auriol Potier as an Independent Director of the Company, effective May 26, 2023, for a period of three years, subject to the approval of shareholders. Kiran Mazumdar-Shaw, Lead Independent Director, retired as member of the Board of Directors on completion of tenure effective March 22, 2023. We profusely thank Kiran for having been an integral member of the Infosys family, providing valuable guidance and leadership to the Board over the years. I am personally very grateful to her as she has been a tremendous ally and an amazing colleague on the Board, ever since I rejoined Infosys in August 2017. Uri Levine also retired as an Independent Director effective April 19, 2023, upon completion of his term. The Board places on record its sincere appreciation for Uri's contributions to Infosys.

The receding pandemic brought an end to one set of challenges, but its aftermath has created new ones. The cocktail of inflation, interest rates, geopolitics, war, demand volatility, supply chain dislocations, the shift from efficiency to resilience and security, all morphing quickly and without warning is upon us. This means doing all we can to be more efficient in the present as well as nurturing a readiness for growth in the future. This is no mean task. The volatility of our times creates several probable future states and businesses must be equally prepared to succeed in any of those. That is why it is critical to be flexible and avoid making choices today that may shut key avenues in the future, and to reduce concentration risk that can make the business less adaptable to new realities that can emerge in the times to come.

At Infosys, we understand what it takes to navigate this era of optionality. Through times rough and smooth, we have brought great focus to becoming better, becoming more efficient and resilient in the present while also securing our relevance in a progressive future. This has stood us in good stead. We understand what it takes to prepare for many eventualities, and we know our clients, our employees and you

– our shareholders – count on us to be agile, adapt quickly, and nimbly learn to thrive in any new reality. Not only are we committed to doing that but are also relentless in our efforts to set our clients up for success. A big part of that is helping them build up their digital adaptability – so they can flex, from strategy to execution, in response to the fast-paced changes, and intense uncertainty.

With the One Infosys approach to orchestrating our collective capabilities, we started our transformation to become a digital-first Live Enterprise bringing the same advantage of digital agility and resilience to our clients as well. Our disproportionate investments in cloud through Infosys Cobalt™ cloud solutions are helping our clients bring its advantages into every facet of their own business – from reenergizing operations to driving innovations for growth. In addition, Infosys acquired BASE life science A/S, a consulting and technology firm in the Life Science industry in Europe, to scale its digital transformation capabilities with cloud-based industry solutions. Even more significantly, the Company's cloud capabilities have helped create the foundation for our clients to build their AI-first business. The immense potential of AI and, more recently, advances in generative AI, we know from our own experience of rapidly evolving into an AI-first enterprise, are not without their share of complexities. Several practical, ethical and intellectual property-related issues, when it comes to AI, remain unresolved. We also know that the path to scaling AI in the enterprise is far from simple. And yet, the AI-first strategy we've embraced is already working for us. We have redesigned our organization to judiciously balance people, technology, and process, while also executing work by segmenting it into cognitive tasks. Today, we are able to bring to our global clientele the same ability to accelerate business value and amplify human potential using AI technologies with Infosys Topaz™ .

While technology is core to everything we do, at its core, Infosys is a people company. Nurturing talent for the future is key to our continued success. We spare no efforts to provide our employees with ample opportunities to learn and grow while assuring them of a safe workplace, that is fair, rewarding and free of discrimination and bias. The well-being and intrinsic motivation of our very talented, diverse and multicultural workforce will propel us forward. We recruited over 50,000 college graduates in the year bringing our total headcount to over 3,40,000 employees, of which 39% are women. Upskilling and reskilling them all for careers of the future is a top priority for us. Over the year, our training ecosystem enabled over 5.5 million learning days for our employees. Our people track and manage their own digital skills aided by a comprehensive score – Digital Quotient. Through accelerated learning, when they complete certified courses and gain substantial experience in the skill set or technology, they qualify for Skill Tags. As employees gather more Skill Tags, multiple career pathways into exciting technology spaces open for them within the Infosys ecosystem. Bridge Programs and intelligent platforms like Accelerate and Marketplace automatically match employees with the roles of their aspirations.

Matching our passion to deliver for clients and nurture our people is our commitment to the larger community. This is encapsulated in our shared purpose – to amplify human potential and create the next opportunity for people, businesses, and communities. It inspires us to be a sustainable business in every sense of the word. It drives us to nurture ambitious ESG aspirations and to come together as One Infosys to realize it. From building a diverse workforce with strong inclusive leaders, to embracing positive climate action to helping our clients do the same, and earning the trust of all stakeholders through ethical corporate governance – we do our best to move us all forward. As a result of these efforts, and aligned to our ESG vision for 2030, we also continue to be responsive to the needs of society in new and innovative ways. As an example, digital skills taught through Infosys Springboard, Infosys' flagship digital learning platform, is opening up a wealth of new opportunities for Brent Council's business community in the UK, ensuring Brent businesses have the skills to thrive in the digital age. In a partnership with Harvard Business Publishing, students and young learners in India are now able to access resources including select Harvard Business Review articles, videos, and podcasts, as well as 10 Harvard ManageMentor courses on Infosys Springboard. In the US, Infosys Springboard includes three learning tracks for the entire learner spectrum from K-12 through post-secondary and professional digital skills development. Today, we are empowering 8.5 million people, the world over, through our digital skilling initiatives.

With mindful and planned efforts, Infosys continues to be carbon neutral for the fourth successive year. With the work of Infosys Foundation, we support a variety of social causes, including creating positive impact in healthcare, education, sustainability, and women empowerment. Internally, within Infosys, our systems, practices, controls, and procedures are well-governed not just to help us make effective decisions, but to comply with the law in letter and spirit so we can effectively meet the needs and expectations of external stakeholders. This has always been the Infosys way.

The digital transformation of every industry and every aspect of life, over the last several years, has laid the foundation for the opportunities that are to emerge. Our clients trust us to enable them not only to make the right digital investments but to mine these to deliver greater value for them through the future. After all, Infosys, today, is ranked in the top 3 IT services brands and among the top 150 most valued brands globally. The challenge to keep moving forward in these particularly dynamic times, no doubt, is immense, but the opportunity, and our capability and confidence to harness it – is tremendous too. We are well-prepared for the future that may be unpredictable but is also up to us to build. On behalf of the Board, I want to assure you that Infosys is geared in every way – with its rich track record, dedicated workforce, strong capabilities, premium brand and a clear strategy – to provide exceptional service and value to all our stakeholders. I want to thank all our employees, clients, co-founders and governments of the countries and states that we operate in for their unstinting support over the years. Infosys has gone from strength to strength because of your backing. And to each of our shareholders – a big thank you. Your commitment to Infosys, the people we serve, and the business we drive, inspires us to bring our best to work for you every day. Our sincere thanks to all of you!

Nandan M. Nilekani
Chairman

Bengaluru
June 28, 2023

	INFOSYS LIMITED
Date of the AGM	28-06-2023
Total number of shareholders on ~~record~~ cut-off date i.e., 21-06-2023	3291128
No. of shareholders present in the meeting either in person or through proxy:	
Promoters and Promoter Group:	0
Public:	0
No. of Shareholders attended the meeting through Video Conferencing	
Promoters and Promoter Group:	1
Public:	372

Resolution No.	1									
Resolution required: (Ordinary/ Special)	ORDINARY - Adoption of financial statements.									
Whether promoter/ promoter group are interested in the agenda/resolution?	No									
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid	Votes Abstained
Promoter and Promoter Group	E-Voting	551,682,338	551,682,338	100.00	551,682,338	0	100.00	0.00	0	0
	Poll		0	0.00	0	0	0.00	0.00	0	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0	0
	Total		551,682,338	100.00	551,682,338	0	100.00	0.00	0	0
Public- Institutions	E-Voting	2,518,632,123	2,232,984,507	88.66	2,232,984,507	0	100.00	0.00	0	0
	Poll		0	0.00	0	0	0.00	0.00	0	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0	0
	Total		2,232,984,507	88.66	2,232,984,507	0	100.00	0.00	0	0
Public- Non Institutions	E-Voting	1,079,877,904	376,251,700	34.84	333,739,327	42,512,373	88.70	11.30	0	0
	Poll		51,904	0.00	51,904	0	100.00	0.00	0	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0	0
	Total		376,303,604	34.85	333,791,231	42,512,373	88.70	11.30	0	0
	Total	4,150,192,365	3,160,970,449	76.16	3,118,458,076	42,512,373	98.66	1.34	0	0

Resolution No.	2									
Resolution required: (Ordinary/ Special)	ORDINARY - Declaration of dividend.									
Whether promoter/ promoter group are interested in the agenda/resolution?	No									
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid	Votes Abstained
Promoter and Promoter Group	E-Voting	551,682,338	551,682,338	100.00	551,682,338	0	100.00	0.00	0	0
	Poll		0	0.00	0	0	0.00	0.00	0	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0	0
	Total		551,682,338	100.00	551,682,338	0	100.00	0.00	0	0
Public- Institutions	E-Voting	2,518,632,123	2,280,505,772	90.55	2,280,505,772	0	100.00	0.00	0	0
	Poll		0	0.00	0	0	0.00	0.00	0	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0	0
	Total		2,280,505,772	90.55	2,280,505,772	0	100.00	0.00	0	0
Public- Non Institutions	E-Voting	1,079,877,904	335,175,869	31.04	335,111,259	64,610	99.98	0.02	0	0
	Poll		51,904	0.00	51,904	0	100.00	0.00	0	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0	0
	Total		335,227,773	31.04	335,163,163	64,610	99.98	0.02	0	0
	Total	4,150,192,365	3,167,415,883	76.32	3,167,351,273	64,610	100.00	0.00	0	0

Resolution No.	3									
Resolution required: (Ordinary/ Special)	ORDINARY - Appointment of Salil Parekh as a director, liable to retire by rotation.									
Whether promoter/ promoter group are interested in the agenda/resolution?	No									
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid	Votes Abstained
Promoter and Promoter Group	E-Voting	551,682,338	551,682,338	100.00	551,682,338	0	100.00	0.00	0	0
	Poll		0	0.00	0	0	0.00	0.00	0	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0	0
	Total		551,682,338	100.00	551,682,338	0	100.00	0.00	0	0
Public- Institutions	E-Voting	2,518,632,123	2,276,657,250	90.39	2,272,721,179	3,936,071	99.83	0.17	0	0
	Poll		0	0.00	0	0	0.00	0.00	0	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0	0
	Total		2,276,657,250	90.39	2,272,721,179	3,936,071	99.83	0.17	0	0
Public- Non Institutions	E-Voting	1,079,877,904	335,064,081	31.03	328,607,187	6,456,894	98.07	1.93	0	0
	Poll		51,904	0.00	45,972	5,932	88.57	11.43	0	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0	0
	Total		335,115,985	31.03	328,653,159	6,462,826	98.07	1.93	0	0
	Total	4,150,192,365	3,163,455,573	76.22	3,153,056,676	10,398,897	99.67	0.33	0	0

Resolution No.	4									
Resolution required: (Ordinary/ Special)	SPECIAL - Appointment of Helene Auriol Potier as an Independent Director of the Company.									
Whether promoter/ promoter group are interested in the agenda/resolution?	No									
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid	Votes Abstained
Promoter and Promoter Group	E-Voting	551,682,338	551,682,338	100.00	551,682,338	0	100.00	0.00	0	0
	Poll		0	0.00	0	0	0.00	0.00	0	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0	0
	Total		551,682,338	100.00	551,682,338	0	100.00	0.00	0	0
Public- Institutions	E-Voting	2,518,632,123	2,280,152,541	90.53	2,277,715,826	2,436,715	99.89	0.11	0	0
	Poll		0	0.00	0	0	0.00	0.00	0	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0	0
	Total		2,280,152,541	90.53	2,277,715,826	2,436,715	99.89	0.11	0	0
Public- Non Institutions	E-Voting	1,079,877,904	335,062,187	31.03	328,518,892	6,543,295	98.05	1.95	0	0
	Poll		51,904	0.00	51,884	20	99.96	0.04	0	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0	0
	Total		335,114,091	31.03	328,570,776	6,543,315	98.05	1.95	0	0
	Total	4,150,192,365	3,166,948,970	76.31	3,157,968,940	8,980,030	99.72	0.28	0	0

Resolution No.	5									
Resolution required: (Ordinary/ Special)	SPECIAL - Reappointment of Bobby Parikh as an independent director.									
Whether promoter/ promoter group are interested in the agenda/resolution?	No									
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid	Votes Abstained
Promoter and Promoter Group	E-Voting	551,682,338	551,682,338	100.00	551,682,338	0	100.00	0.00	0	0
	Poll		0	0.00	0	0	0.00	0.00	0	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0	0
	Total		551,682,338	100.00	551,682,338	0	100.00	0.00	0	0
Public- Institutions	E-Voting	2,518,632,123	2,279,954,432	90.52	2,209,232,549	70,721,883	96.90	3.10	0	0
	Poll		0	0.00	0	0	0.00	0.00	0	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0	0
	Total		2,279,954,432	90.52	2,209,232,549	70,721,883	96.90	3.10	0	0
Public- Non Institutions	E-Voting	1,079,877,904	335,052,466	31.03	305,520,827	29,531,639	91.19	8.81	0	0
	Poll		51,904	0.00	45,972	5,932	88.57	11.43	0	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0	0
	Total		335,104,370	31.03	305,566,799	29,537,571	91.19	8.81	0	0
	Total	4,150,192,365	3,166,741,140	76.30	3,066,481,686	100,259,454	96.83	3.17	0	0

Hemanth, Holla & Co.
Company Secretaries

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru -560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

REPORT OF SCRUTINIZER

[Pursuant to section 108 of the Companies Act, 2013 and Rule 21(2) of the Companies (Management and Administration) Rules, 2014]

To,

The Chairman
42nd Annual General Meeting
Infosys Limited,
Address: Electronics City,
Hosur Road, Bengaluru-560100

Dear Sir,

Sub: Consolidated Report of Scrutinizer on remote E-voting and electronic voting during the Annual General Meeting (AGM) pursuant to the provisions of Section 108 of the Companies Act, 2013 and Rule 20 of the Companies (Management and Administration) Rules 2014, for the 42nd Annual General Meeting of Infosys Limited held on Wednesday, 28th June 2023 at 4.00 P.M. through Video Conferencing ('VC') / Other Audio-Visual Means ('OAVM').

I, B Hemanth, Company Secretary in Practice, Partner of Hemanth, Holla & Co. had been appointed as the Scrutinizer by the Board of Directors of the Infosys Limited pursuant to Section 108 of the Companies Act 2013 and Rule 20 of the Companies (Management and Administration) Rules, 2014 for the purposes of scrutinizing the remote e voting and e-voting process during the AGM pursuant to Section 108 of the Companies Act 2013 and Rule 20 & Rule 21 of the Companies (Management and Administration) Rules, 2014 in respect of the below mentioned resolutions proposed at the 42nd Annual General Meeting of **Infosys Limited** (the "Company") held on Wednesday, 28th June 2023 at 4.00 P.M. through Video Conferencing ('VC') / Other Audio-Visual Means ('OAVM'), and I submit my report as under :

1. The Management of the Company is responsible for ensuring compliance with the requirements of the Companies Act, 2013 and the Rules thereunder and the SEBI Listing Regulations relating to voting through electronic means (by remote e-voting) and electronic voting (e-voting) at the Annual General Meeting by the shareholders on the resolutions proposed in the Notice of the 42nd Annual General Meeting of the Company.

2. My responsibility as the Scrutinizer of the voting process, was restricted to scrutinize the Evoting process, in a fair and transparent manner and to prepare a Scrutinizer's Report of the votes cast in favour and against the resolutions stated in the Notice, based on the reports generated from

the E-voting system provided by National Securities Depository Limited (NSDL) the service provider.

3. The Notice dated 31st May 2023 along with statement setting out material facts under Section 102 of the Act were sent to the shareholders in respect of the below mentioned resolutions proposed at the 42nd Annual General Meeting of the members of the Company.

4. The Company had availed the e-voting facility offered by National Securities Depository Limited (NSDL) for conducting remote e voting prior to the AGM and voting at the AGM by electronic means.

5. The shareholders of the Company holding shares as on the cut-off date of June 21, 2023, were entitled to vote on the resolutions as contained in the notice of the AGM.

6. In accordance with the Notice of the 42nd AGM and the 'Advertisement' published pursuant to Rule 20(4)(v) of the Companies (Management and Administration) Rules, 2014, the remote e-voting commenced at 9:00 AM on Friday, June 23, 2023, and closed at 5:00 PM on Tuesday, June 27, 2023, and the e-voting module was blocked by NSDL thereafter.

7. After declaration of voting by the Chairman, the shareholders present at the AGM through VC and who had not voted on remote e-voting, voted through e-voting facility provided by NSDL at the AGM.

8. The Votes were unblocked on Wednesday, June 28, 2023, at 7:30 P.M. in the presence of two witnesses, who are not in employment of the Company, viz., Ms. CS Swathi Holla currently residing at #17, Sri Krishna, 17th Main, Padmanabhanagar, Bangalore-560070 and Ms. S Nagajyothi currently residing at No. 3, 6th A Cross, 9th Main, AGS Layout, Bangalore 560061, before they were counted.

9. I have scrutinized and reviewed the remote e-voting and vote casted through e-voting during the AGM, based on the data downloaded from the NSDL e-voting system.

10. I now submit my consolidated report as under on the result of the remote e-voting and vote casted through e-voting during the AGM in respect of the said resolutions:

Ordinary Business:

Resolution No.1 - As an Ordinary Resolution-

Adoption of Financial Statements and Reports of the Board of Directors and the Auditors thereon for the Financial Year 2022-23 (Standalone and Consolidated)

(i) Voting "**in favour**" of resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
10,400	3,11,84,58,076	98.66

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
103	4,25,12,373	1.34

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
NIL	NIL

A Representation has been received from a local custodian of Overseas Depository Body (ODB), in relation to the Depository Receipts issued by the Company, wherein it is stated that the local custodian has erroneously cast 42,486,482 votes against the above resolution, deviating from the instruction of the ODB of 1,428,598 against the resolution. The local custodian has recorded 41,057,884 votes as against the resolution, in excess of the directions of the ODB.

The results as determined from the records of National Securities Depositories Limited (NSDL) at evoting.nsdl.co.in therefore reflect 41,057,884 excess votes cast against the resolution, contrary to the directions of the ODB.

HEMANTH COMPANY SECRETARY M.No. 6374 CP No. 6519

In the event if the local custodian had cast the votes in line with the instructions of the ODB, as represented, the voting pattern would have been as under :

(i) Voting "**in favour**" of resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
10,400	3,15,95,15,960	99.95

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
103	14,54,489	0.05%

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
NIL	NIL

Resolution No. 2 - As an Ordinary Resolution-

Declaration of Dividend.

(i) Voting "**in favour**" of resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
10,397	3,16,73,51,273	100.00

HEMANTH
CS No. 6374
CP No. 6519
COMPANY SECRETARY

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
115	64,610	0.00

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
NIL	NIL

Resolution No. 3 - As an Ordinary Resolution-

Appointment of Director retiring by Rotation, Mr. Salil Parekh (DIN: 01876159).

(i) Voting "**in favour**" of resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
10,009	3,15,30,56,676	99.67

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
433	1,03,98,897	0.33

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
NIL	NIL

B HEMANTH
FCS No. 6374
CP No. 6519
COMPANY SECRETARY

Special Business:

Resolution No. 4 - As a Special Resolution-

Appointment of Ms. Helene Auriol Potier (DIN: 10166891) as an Independent Director of the Company

(i) Voting "**in favour**" of resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
9,964	3,15,79,68,940	99.72

(ii) Voting ***"against"*** the resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
457	89,80,030	0.28

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
NIL	NIL

Resolution No. 5: As a Special resolution-

Reappointment of Mr. Bobby Parikh (DIN : 00019437) as an independent director.

(i) Voting "**in favour**" of resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
9,752	3,06,64,81,686	96.83

B. HEMANTH FCS No. 6374 CP No. 6519 COMPANY SECRETARY

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
686	10,02,59,454	3.17

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
NIL	NIL

All electronic data and relevant records of e-voting will remain in my custody until the Chairman considers, approves, and signs the minutes of the 42nd Annual General Meeting and the same shall be handed over thereafter to the Chairman/Company Secretary for safe keeping.

Based on the above information, you may kindly announce the results.

For **Hemanth, Holla & Co.**
FRN: P2021KR087700,

B Hemanth
Partner
FCS: 6374 CP No: 6519
Scrutinizer

UDIN: F006374E000518886

Date: June 28, 2023
Place: Bangalore

We the undersigned witnessed that the votes were unblocked from the e voting website of National Securities Depository Limited (https://evoting.nsdl.com) in our presence.

Ms. CS Swathi Holla
#17, Sri Krishna, 17th Main,
Padmanabhanagar, Bangalore-560070

Ms. S Nagajyothi
No. 3, 6th A Cross, 9th Main
AGS Layout, Bangalore-560061